Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 4, 2015 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company for the three months ended March 31, 2015 and 2014, and the audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, and the related MD&A. Disclosure which is unchanged from the MD&A for the year ended December 31, 2014 may not be repeated herein. This commentary is based on information available to, and is dated as of, May 4, 2015. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

ADDITIONAL GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “total net debt” and “adjusted working capital deficiency (excess)”, which also are not recognized measures under GAAP. Therefore reference to the additional GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This MD&A and contains the terms of “operating netbacks” and “total capital expenditures – net”, which are not recognized measures under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

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This MD&A also contains the term “total revenue”, which is not a recognized measure under GAAP. Therefore reference to the non-GAAP measure of “total revenue” may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

DISCLOSURES: Due to immateriality, the Company has combined the previously separated disclosure of “Heavy Oil” revenue, volumes, pricing, production expenses and royalties into “Crude Oil and condensate” revenue, volumes, pricing, production expenses and royalties for the three months ending March 31, 2015. Prior period comparative values have been adjusted for comparative purposes.

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During the second quarter of 2014, Bellatrix announced that Grafton Energy Co I Ltd. (“Grafton”) elected to exercise an option to increase committed capital investment to the joint venture (the “Grafton Joint Venture”) with Grafton established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture. The Grafton Joint Venture properties are in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82%, or $250 million, to the joint venture to participate in a Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

CNOR JOINT VENTURE – During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout (being recovery of CNOR’s capital investment plus an 8% return on investment).

DAEWOO AND DEVONIAN PARTNERSHIP – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage.

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% towards a capital program for which they will receive a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI.

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Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

Certain information contained herein may contain forward looking statements including management’s assessment of future plans, operations and strategy, including completion of construction of Phase 1 of the Bellatrix Alder Flats Plant on or before July 1, 2015, capital allocation toward high rate of return wells, the profitability of the Company’s Spirit River drilling opportunities, plans to maintain the Company’s position as a low cost finder and operator, expectations of year-end total net debt, expected 2015 average production, forecast second quarter 2015 and full-year capital spending, plans and expected timing related to Phase 2 of the Bellatrix Alder Flats Plant, the competitive advantages within the Company’s greater Ferrier region, the ability of the Company’s strategic infrastructure assets to anchor a reduced operating cost profile, the Company’s access to multiple processing facilities in addition to key receipt points along the Canadian mainline gas transmission system, the ability of the Company to have unfettered processing capacity to grow production volumes to approximately 60,000 boe/d without the need for material spending on infrastructure, the ability of the Company to reduce infrastructure related spending to approximately 20% or less of total capital spending going forward, and the ability for this reduced infrastructure investment to drive improved corporate capital efficiency metrics, finding and development costs, and result in enhanced corporate profitability going forward, the Company’s ability to realize operating cost and G&A expense savings as anticipated, plans to access to joint venture capital and the expected benefits therefrom, the Company’s ability to control the timing of production growth, reliability of processing capacity, and firm service transportation and processing capacity, expected enhanced natural gas liquids recovery from the Bellatrix Alder Flats Plant, the ability to profitably grow production in the years ahead, and plans to direct the majority of the Company’s drilling and completion capital for the remainder of 2015 to Spirit River opportunities and continue to lever joint venture capital, and details of the Company’s future strategy may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 4, 2015 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”.

First Quarter 2015 Activities

NEARING COMPLETION OF PHASE 1 OF THE BELLATRIX ALDER FLATS DEEP-CUT GAS PLANT

Significant activity and critical path items were completed on Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant in the Alder Flats area of Alberta (“Bellatrix Alder Flats Plant”) during the first quarter of 2015. All major components were delivered and installed in January. All pipe welding and installation was completed by the end of the first quarter. Additionally, electrical power supply to the site was completed and energized. Subsequent to the end of the first quarter, pressure testing of pipe was materially completed as well as the electrical commissioning.

The Company completed three major bores for pipelines associated with the deep cut plant including a successful 2.4 kilometre bore under the North Saskatchewan river to accommodate three pipelines (a 16” pipe, an 8” pipe, and a 4” pipe). The total length of major pipeline installed was 13.5 kilometres of 16” natural gas lines, 20 kilometres of 8” fuel gas lines, and 13.5 kilometres of 4” condensate lines.

Completion of Phase 1 of the Bellatrix Alder Flats Plant remains firmly on budget and on schedule for start-up on or before July 1, 2015.

EXPECTED CAPITAL EFFICIENCY IMPROVEMENT FOLLOWING LARGE SCALE INFRASTRUCTURE BUILD-OUT

Bellatrix has invested over $245 million in facilities and infrastructure over the past two calendar years with approximately $70 million additional spending planned in 2015. The investment in the Bellatrix Alder Flats Plant, pipelines, compressor stations, and oil batteries provides significant competitive advantages within the greater Ferrier region. From a long term perspective, these strategic infrastructure assets anchor a reduced operating cost profile. Additionally these fixed assets are expected to improve operational reliability given enhanced flexibility and access to multiple processing facilities in addition to key receipt points along the Canadian mainline gas transmission system.

Upon completion of Phase 1 of the Bellatrix Alder Flats Plant, Bellatrix will have unfettered processing capacity to grow production volumes to approximately 60,000 boe/d without the need for material spending on infrastructure. Beginning in 2014, infrastructure spending has averaged between 35% to 40% of total capital spending, however starting in the second half of 2015 the Company anticipates infrastructure related spending will decline to approximately 20% or less of total capital spending going forward. Reduced infrastructure investment is expected to drive improved corporate capital efficiency metrics, finding and development costs, and result in enhanced corporate profitability.

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SERVICE COST DEFLATION AND OVERALL COST REDUCTION INITATIVES

The entrepreneurial spirit of the Bellatrix team and consistent focus on improving results and reducing costs remain core competencies within the Bellatrix culture. During the first quarter of 2015 the Company remained steadfast in its approach to reduce costs within all aspects of its operations. Reduced industry activity and improved efficiencies has enabled Bellatrix to work with its drilling and completion vendors to obtain average costs savings of up to 15%. These cost savings initiatives have meaningfully impacted year to date activity highlighted by the Company’s first quarter Spirit River drilling and completion program which came in 20% lower than original cost projections.

Additional cost saving initiatives captured in the first quarter included a renegotiation of all major compressor rental agreements, providing an estimated cost savings annually of $3.5 million. The Company has also initiated a multitude of cost saving strategies to reduce general and administrative costs that will be realized throughout 2015. Bellatrix anticipates further cost savings from Bellatrix’s corporate initiatives across the business as the year progresses.

PLAN TO ACCESS UP TO $85 MILLION IN JOINT VENTURE PARTNER CAPITAL IN 2015

Bellatrix intends on accessing up to $85 million in joint venture (“JV”) capital in 2015 principally sourced from the Grafton Joint Venture. Access to joint venture capital in 2015 provides significant benefits to Bellatrix including insulation against weak commodity prices given enhanced rate of return expectations, and improved capital efficiencies on wells drilled.

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FIRST QUARTER 2015 HIGHLIGHTS

	Three months ended March 31,
	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	90,186	163,585
Funds flow from operations (3)	24,858	77,642
Per basic share (6)	$0.13	$0.45
Per diluted share (6)	$0.13	$0.45
Cash flow from operating activities	22,553	84,300
Per basic share (6)	$0.12	$0.49
Per diluted share (6)	$0.12	$0.48
Net profit (loss)	(12,688)	25,167
Per basic share (6)	$(0.07)	$0.15
Per diluted share (6)	$(0.07)	$0.14
Capital – exploration and development	81,344	152,686
Capital – corporate assets	1,154	2,956
Property acquisitions	701	260
Capital expenditures – cash	83,199	155,902
Property dispositions – cash	(20)	(39)
Total net capital expenditures – cash	83,179	155,863
Other non-cash items	7,475	4,990
Total capital expenditures – net (5)	90,654	160,853
Long-term debt	622,648	335,118
Adjusted working capital deficiency (4)	73,800	137,970
Total net debt (4)	696,448	473,088
Total assets	2,264,748	1,707,929
Total shareholders’ equity	1,237,216	933,670

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SELECTED OPERATING RESULTS		Three months ended March 31,
		2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	12,644	12,405
Natural gas	(mcf/d)	190,582	135,865
Total oil equivalent	(boe/d)	44,408	35,049
Average realized prices
Crude oil and condensate	($/bbl)	49.67	98.27
NGLs (excluding condensate)	($/bbl)	18.17	57.50
Crude oil, condensate and NGLs	($/bbl)	32.72	80.41
Crude oil, condensate and NGLs (including risk management (1))	($/bbl)	34.05	74.67
Natural gas	($/mcf)	2.99	5.88
Natural gas (including risk management (1))	($/mcf)	3.03	4.88
Total oil equivalent	($/boe)	22.13	51.27
Total oil equivalent (including risk management (1))	($/boe)	22.68	45.36

Net wells drilled		3.2	25.6

Selected Key Operating Statistics
Operating netback (5)	($/boe)	9.03	33.45
Operating netback (5) (including risk management (1))	($/boe)	9.58	27.54
Transportation	($/boe)	1.22	1.61
Production expenses	($/boe)	8.56	8.12
General & administrative	($/boe)	1.83	1.75
Royalties as a % of sales (after transportation)		18%	17%
COMMON SHARES
Common shares outstanding		191,957,243	172,761,228
Share options outstanding		10,783,003	9,472,505
Fully diluted common shares outstanding		202,740,246	182,233,733
Weighted average shares (6)		191,953,095	174,321,930
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		4.46	9.44
Low		2.38	7.64
Close		3.08	9.35
Average daily volume		2,921,719	1,848,581
NYSE
(US$, except volumes) based on intra-day trading
High		3.81	8.55
Low		1.86	6.93
Close		2.43	8.43
Average daily volume		888,245	156,011

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

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(3) The term funds flow from operations is an additional GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(4) Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(5) Operating netbacks and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(6) Basic weighted average shares for the three months ended March 31, 2015 were 191,953,095 (2014: 171,626,707).

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2015, a total of nil (2014: 2,695,223) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,953,095 (2014: 174,321,930).

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

First Quarter 2015 Financial and Operational Results

SALES VOLUMES

Sales volumes for the three months ended March 31, 2015 increased by 27% to an average of 44,408 boe/d compared to 35,049 boe/d in the first quarter of 2014. Total crude oil, condensate and NGLs averaged approximately 28% of sales volumes for the first three months of 2015 compared to 35% in the same period in 2014. The increase in total sales volumes between the first quarters of 2014 and 2015 was primarily a result of $23.7 million of net drilling and completion capital expenditures for the three months ended March 31, 2015 and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

During the first quarter of 2015, the industry experienced system wide curtailment of interruptible transportation on the Canadian mainline gas transmission system due to ongoing maintenance and pipeline integrity management work and there were also more specific curtailments at certain facilities utilized by Bellatrix resulting from mainline gas transmission system issues. In spite of these system constraints, Bellatrix was able to maintain production levels through proactive management of Bellatrix’s firm capacity on the Canadian mainline gas transmission system and utilization of the Bellatrix’s infrastructure by providing flexibility to redirect volumes to unaffected plants and delivery points.

In conjunction with the Company’s decision to construct the Bellatrix Alder Flats Plant, the Company secured firm takeaway capacity along the transmission system to match the incremental gross sales capacity of both Phase 1 and Phase 2 of the Bellatrix Alder Flats Plant. Bellatrix’s firm takeaway capacity on the mainline system will grow from approximately 220 mmcf/d currently, to approximately 330 mmcf/d upon completion of Phase 1 of the Bellatrix Alder Flats Plant, with subsequent growth to 430 mmcf/d upon completion of Phase 2. Bellatrix also put in place long term firm transportation and fractionation agreements with an established midstream company ensuring takeaway, processing and marketing of all NGL and condensate products produced at the plant.

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Sales Volumes

		Three months ended March 31,
		2015	2014
Crude oil and condensate	(bbls/d)	5,842	6,973
NGLs (excluding condensate)	(bbls/d)	6,802	5,432
Total crude oil, condensate and NGLs	(bbls/d)	12,644	12,405
Natural gas	(mcf/d)	190,582	135,865
Total sales volumes (6:1 conversion)	(boe/d)	44,408	35,049

In the three months ended March 31, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 6 gross (3.2 net) wells, consisting of 3 gross (2.0 net) Spirit River liquids-rich gas wells, and 3 gross (1.2 net) Cardium oil wells. One operated Cardium well drilled in the first quarter was included under the Troika Joint Venture and one operated Spirit River liquids-rich gas well was drilled under the Grafton Joint Venture. The Company anticipates directing the majority of its drilling and completion capital for the remainder of 2015 to its Spirit River opportunities and to continue levering joint venture capital.

By comparison, during the first quarter of 2014, Bellatrix drilled and/or participated in 44 gross (25.6 net) wells, consisting of 36 gross (21.9 net) Cardium light oil horizontal wells, 7 gross (3.0 net) Spirit River liquids-rich gas wells, and one gross (0.7 net) Cardium gas well. Bellatrix’s drilling activity in 2014 was weighted 82% towards oil wells, and 18% towards gas wells.

Crude oil, condensate and NGL sales volumes increased by 2% in the three months ended March 31, 2015 averaging 12,644 bbls/d compared to 12,405 bbls/d in the first three months of 2014.

Sales of natural gas averaged 190.6 mmcf/d during the first quarter of 2015, an increase of 40% compared to 135.9 mmcf/d in the three months ended March 31, 2014.

DRILLING ACTIVITY

	Three months ended March 31, 2015			Three months ended March 31, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	1.2	100%	36	21.9	100%
Spirit River liquids-rich natural gas	3	2.0	100%	7	3.0	100%
Cardium natural gas	-	-	100%	1	0.7	100%
Total	6	3.2	100%	44	25.6	100%

A net capital budget to not exceed $200 million has been set for fiscal 2015. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the $200 million 2015 net capital budget is anticipated to provide 2015 average daily production of approximately 43,000 to 44,000 boe/d.

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COMMODITY PRICES

Average Commodity Prices

	Three months ended March 31,
	2015	2014	% Change

Exchange rate (US$/CDN$1.00)	0.8066	0.9064	(11)

Crude oil:
WTI (US$/bbl)	48.57	98.61	(51)
Canadian Light crude blend ($/bbl)	53.22	99.76	(47)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	49.67	98.27	(49)
NGLs (excluding condensate)	18.17	57.50	(68)
Total crude oil and NGLs	32.72	80.41	(59)
Total crude oil and NGLs (including risk management (1))	34.05	74.67	(53)

Natural gas:
NYMEX (US$/mmbtu)	2.81	4.72	(40)
AECO daily index (CDN$/mcf)	2.75	5.71	(52)
AECO monthly index (CDN$/mcf)	2.95	4.75	(38)
Bellatrix’s average realized price ($/mcf)	2.99	5.88	(49)
Bellatrix’s average realized price (including risk management (1)) ($/mcf)	3.03	4.88	(38)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The global oil markets late in 2014 reacted to the over-supply created from continued production growth from shale plays in the United States, slower than anticipated global demand growth, and sustained production from the OPEC with significant price deterioration. The decline in late 2014 of global oil prices was a market reaction to restore the supply-demand balance. The overall weak global commodity price environment from late 2014 continued through the first quarter 2015. Realized prices in the first quarter 2015 decreased by 31% in crude oil and condensate, 42% in NGL and 25% in natural gas from the fourth quarter of 2014.

For crude oil and condensate, Bellatrix realized an average price of $49.67/bbl before commodity price risk management contracts during the three months ended March 31, 2015, a decrease of 49% from the average price of $98.27/bbl received in the first three months of 2014. By comparison, the Canadian Light price decreased by 47% and the average West Texas Intermediate (“WTI”) crude oil benchmark price decreased by 51% between the first quarters of 2014 and 2015.

The average US$/CDN$1.00 foreign exchange rate decreased by 11% to 0.8066 for the three months ended March 31, 2015 from an average rate of 0.9064 in the first quarter of 2014.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 68% to $18.17/bbl during the first three months of 2015, compared to $57.50/bbl received in the first three months of 2014.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended March 31, 2015, the AECO daily reference price decreased by 52% and the AECO monthly reference price decreased by approximately 38% compared to the same period in 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the first three months of 2015 decreased by 49% to $2.99/mcf compared to $5.88/mcf in the first quarter of 2014. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended March 31, 2015 averaged $3.03/mcf compared to $4.88/mcf in the first quarter of 2014.

10

REVENUE

Total revenue was $90.2 million for the three months ended March 31, 2015, a decrease of 45% compared to $163.6 million realized in the first three months of 2014. In the first quarter of 2015, Bellatrix realized lower light oil, condensate, natural gas, and NGL revenues due primarily to decreased realized average commodity prices in the 2015 period, which were partially offset by a 27% increase in sales volumes resulting from Bellatrix’s successful drilling activity.

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended March 31, 2015 decreased by 59% to $37.2 million from $89.8 million realized during the first quarter of 2014. The decrease in revenue realized between the periods was the result of significantly reduced realized average crude oil and NGL prices, partially offset by 2% higher sales volumes in the first quarter of 2015 compared to the same period in 2014.

For the three months ended March 31, 2015, total crude oil, condensate and NGL revenues contributed 42% of petroleum and natural gas sales, compared to 56% in the first three months of 2014.

Natural gas revenue before other income, royalties and commodity price risk management contracts was $51.2 million in the three months ended March 31, 2015, a decrease of 29% from $71.9 million realized in the first quarter of 2014. The decrease in realized revenue was attributable to a 49% decrease in realized gas prices before risk management, partially offset by a 40% increase in sales volumes between the first three months of 2014 and 2015.

	Three months ended March 31,
($000s)	2015	2014
Crude oil and condensate	26,114	61,671
NGLs (excluding condensate)	11,123	28,111
Crude oil and NGLs	37,237	89,782
Natural gas	51,223	71,937
Petroleum and natural gas sales	88,460	161,719
Other income (1)	1,726	1,866
Total revenue	90,186	163,585

(1) Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

11

A summary of the financial commodity price risk management volumes and average prices by quarter, outstanding as of May 4, 2015, is shown in the following tables:

Natural gas

Average Volumes (GJ/d)

	Q2 2015	Q3 2015	Q4 2015
Fixed (GJ/d)	180,000	180,000	98,777

Average Price ($/GJ AECO C)

	Q2 2015	Q3 2015	Q4 2015
Fixed price (CDN$/GJ)	2.55	2.55	2.56

Crude oil and liquids

Average Volumes (bbls/d)

	Q2 2015	Q3 2015	Q4 2015
Fixed (bbls/d)	3,000	3,000	3,000

Average Price ($/bbl WTI)

	Q2 2015	Q3 2015	Q4 2015
Fixed price (CDN$/bbl)	70.34	70.34	70.34

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the condensed consolidated statements of comprehensive income (loss) within the financial statements.

The following are summaries of the gain (loss) on commodity contracts for the three months ended March 31, 2015 and 2014 as reflected in the condensed consolidated statements of comprehensive income (loss):

Commodity contracts

Three months ended March 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain on contracts	1,510	672	2,182
Unrealized gain (loss) on contracts (1)	2,999	(1,269)	1,730
Total gain (loss) on commodity contracts	4,509	(597)	3,912

Commodity contracts

Three months ended March 31, 2014
($000s)	Crude Oil	Natural Gas	Total
Realized cash loss on contracts (2)	(6,417)	(12,221)	(18,638)
Unrealized loss on contracts (1)	(6,064)	(17,612)	(23,676)
Total loss on commodity contracts	(12,481)	(29,833)	(42,314)

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

(2) In January 2014, the Company settled a 1,500 bbl/d $105.00 US crude call option for the term of February to December 31, 2014 for US $0.5 million.

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ROYALTIES

For the three months ended March 31, 2015, royalties incurred totaled $15.0 million compared to $27.4 million incurred in the first quarter of 2014. Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2015 were 18% compared to 17% in the same period in 2014.

Royalties by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2015	2014
Crude oil, condensate and NGLs	9,001	18,784
$/bbl	7.91	16.82
Average crude oil, condensate and NGLs royalty rate (%)	24	21

Natural Gas	5,990	8,603
$/mcf	0.35	0.70
Average natural gas royalty rate (%)	12	12

Total	14,991	27,387
Total $/boe	3.75	8.68
Average total royalty rate (%)	18	17

Royalties by Type

	Three months ended March 31,
($000s)	2015	2014
Crown royalties	5,535	8,255
IOGC royalties	5,376	3,525
Freehold & GORR	4,080	15,607
Total	14,991	27,387

The Company’s light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program. This is offset by increased royalty rates on wells coming off initial royalty incentive rates and wells drilled on Ferrier lands with higher combined IOGC and GORR royalty rates.

EXPENSES

	Three months ended March 31,
($000s)	2015	2014
Production	34,219	25,629
Transportation	4,874	5,037
Royalties	14,991	27,387
General and administrative	7,330	5,525
Interest and financing charges (1)	6,096	3,727
Share-based compensation	374	2,509

(1) Does not include financing charges in relation to the Company’s accretion of decommissioning liabilities.

EXPENSES PER BOE

	Three months ended March 31,
($ per boe)	2015	2014
Production	8.56	8.12
Transportation	1.22	1.61
Royalties	3.75	8.68
General and administrative	1.83	1.75
Interest and financing charges (1)	1.53	1.18
Share-based compensation	0.09	0.80

(1) Does not include financing charges in relation to the Company’s accretion of decommissioning liabilities.

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PRODUCTION EXPENSES

Production expenses totaled $34.2 million ($8.56/boe) for the three months ended March 31, 2015, compared to $25.6 million ($8.12/boe) in the same period in 2014. Production expenses increased on a per boe basis between the first quarters of 2015 and 2014 due to one-time adjustments related to prior periods of $0.62/boe primarily attributable to third party realized facility equalizations. Excluding these one-time adjustments, production expenses per boe for the three months ended March 31, 2015 were $7.94/boe.

Bellatrix is targeting production expenses of approximately $131.0 million ($8.25/boe) in the 2015 year, which represents a reduction on a per unit basis from the $8.64/boe production expenses incurred for the 2014 year. The lower per boe target is based upon assumptions of estimated 2015 average production of approximately 43,000 to 44,000 boe/d, continued field optimization work, the start-up of the Bellatrix Alder Flats Plant, and planned capital expenditures in producing areas which are anticipated to lower production expenses.

Production Expenses by Commodity Type

	Three months ended March 31,
($000s, except where noted)	2015	2014
Crude oil, condensate and NGLs	9,550	9,124
$/bbl	8.39	8.17

Natural gas	24,669	16,505
$/mcf	1.44	1.35

Total Production Expenses	34,219	25,629
Total $/boe	8.56	8.12

TRANSPORTATION

Transportation expenses for the three months ended March 31, 2015 were $4.9 million ($1.22/boe), compared to $5.0 million ($1.61/boe) in the same period in 2014. The decrease in transportation costs per boe between the first quarters of 2014 and 2015 was due to additional firm service at certain receipt points and increased fuel costs resulting from higher natural gas pricing realized during the first quarter of 2014.

OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended March 31,
($/boe)	2015	2014
Sales (1)	22.56	51.86
Production	(8.56)	(8.12)
Transportation	(1.22)	(1.61)
Royalties	(3.75)	(8.68)
Operating netback	9.03	33.45

(1) Sales includes other income.

For the three months ended March 31, 2015, the corporate operating netback (before commodity risk management contracts) was $9.03/boe, a decrease of 73% compared to $33.45/boe in the first quarter of 2014. The reduced netback realized in the first three months of 2015 was primarily the result of suppressed average realized commodity prices and higher production expenses, partially offset by decreased royalty and transportation expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended March 31, 2015 was $9.58/boe, compared to $27.54/boe in the first quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

14

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended March 31,
($/bbl)	2015	2014
Sales	32.72	80.41
Production	(8.39)	(8.17)
Transportation	(1.32)	(1.89)
Royalties	(7.91)	(16.82)
Operating netback	15.10	53.53

Operating netback for crude oil, condensate, and NGLs decreased by 72% to $15.10/bbl for the three months ended March 31, 2015 from $53.53/bbl realized in the same period in 2014. The lower netback was primarily attributable to lower crude oil, condensate, and NGL commodity prices and higher production expenses, partially offset by reduced royalty and transportation expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended March 31, 2015 was $16.43/bbl compared to $47.78/bbl in the first quarter of 2014.

Operating Netback – Natural Gas (before risk management)

	Three months ended March 31,
($/mcf)	2015	2014
Sales	2.99	5.88
Production	(1.44)	(1.35)
Transportation	(0.20)	(0.24)
Royalties	(0.35)	(0.70)
Operating netback	1.00	3.59

For the three months ended March 31, 2015, Bellatrix realized an operating netback for natural gas of $1.00/mcf, a decrease of 72% from $3.59/mcf realized in the first three months of 2014. The reduction to the netback realized between the first quarters of 2014 and 2015 reflected reduced natural gas prices and increased production expenses, partially offset by decreased royalty and transportation expenses. After including commodity risk management contracts, operating netback for natural gas for the first quarter of 2015 was $1.04/mcf compared to $2.59/mcf in the same period in 2014.

GENERAL AND ADMINISTRATIVE

G&A expenses (after capitalized G&A and recoveries) for the three months ended March 31, 2015 were $7.3 million ($1.83/boe), compared to $5.5 million ($1.75/boe) in the first quarter of 2014. The higher G&A expenses incurred in the first three months of 2015 were primarily reflective of higher compensation costs and related staffing costs as Bellatrix’s headcount increased by 26% between the periods to manage the increased operational and production activities as well as lower capitalization of G&A and recoveries from partners associated with lower capital spending. The Company has initiated a multitude of cost saving strategies to reduce G&A expenses that will be realized throughout 2015.

General and Administrative Expenses

	Three months ended March 31,
($000s, except where noted)	2015	2014
Gross expenses	13,099	13,902
Capitalized	(2,258)	(3,887)
Recoveries	(3,511)	(4,490)
G&A expenses	7,330	5,525
G&A expenses, per unit ($/boe)	1.83	1.75

15

INTEREST AND FINANCING CHARGES

For the three months ended March 31, 2015, Bellatrix recorded $6.1 million ($1.53/boe) of interest and financing charges related to bank debt, compared to $3.7 million ($1.18/boe) during the same period in 2014.

The overall increase in interest and financing charges between the first quarters of 2014 and 2015 was primarily due to higher interest charges as the Company carried a higher average debt balance during the first three months of 2015 relative to the same period in 2014 and is supported by the expansion of Bellatrix’s credit facility to $725 million.

Bellatrix’s total net debt at March 31, 2015 of $696.4 million included $622.6 million of bank debt and an adjusted working capital deficiency of $73.8 million.

Interest and Financing Charges (1)
	Three months ended March 31,
($000s, except where noted)	2015	2014
Interest and financing charges	6,096	3,727
Interest and financing charges ($/boe)	1.53	1.18

(1) Does not include financing charges in relation to the Company’s accretion of decommissioning liabilities.

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2015		2014
Shareholders’ equity	1,237,216		933,670

Long-term debt	622,648		335,118
Adjusted working capital deficiency (2)	73,800		137,970
Total net debt (2) at period end	696,448		473,088

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	99,432		310,568
Total net debt (2) at period end	696,448		473,088
Total net debt to periods funds flow from operations ratio (annualized) (3)	7.0	x	1.5	x

Debt to funds flow from operations ratio (trailing) (1) (4)
Funds flow from operations (1) trailing (4)	217,969		229,091
Total net debt (2) at year-end	696,448		473,088
Total net debt (2) to funds flow from operations ratio (trailing) (1) (4)	3.2	x	2.1	x

(1)	As detailed previously in this MD&A, funds flow from operations is a term with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.
(2)	Total net debt is considered to be an additional GAAP measure. Therefore reference to the additional GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is an additional GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.
(3)	For the three months ended March 31, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.
(4)	Trailing periods funds flow from operations ratio annualized is based upon the twelve-month periods ended March 31, 2015 and March 31, 2014.

16

Reconciliation of Total Liabilities to Total Net Debt

	As at March 31,
($000s)	2015	2014
Total liabilities per financial statements	1,027,532	774,259
Current liabilities (included within working capital calculation below)	(218,736)	(318,301)
Decommissioning liabilities	(96,028)	(71,479)
Finance lease obligation	(9,671)	(11,262)
Deferred lease inducements	(2,642)	(2,493)
Deferred taxes	(77,807)	(35,606)

Adjusted working capital
Current assets	(144,735)	(137,924)
Current liabilities	218,736	318,301
Current portion of finance lease	(1,591)	(1,514)
Current portion of deferred lease inducements	(340)	(285)
Current portion of commodity contract asset	2,999	-
Current portion of commodity contract liability	(1,269)	(40,608)
	73,800	137,970
Total net debt	696,448	473,088

SHARE-BASED COMPENSATION

For the three months ended March 31, 2015, non-cash share-based compensation expense was $0.4 million compared to $2.5 million in the same period in 2014. The decrease in non-cash share-based compensation expense was composed of a recovery of $0.5 million for Deferred Share Units (“DSUs”) (2014: $0.9 million expense), a recovery of $0.2 million (2014: expense of $0.9 million) for Restricted Awards (“RAs”), and a recovery of $0.1 million (2014: expense of $0.4 million) for Performance Awards (“PAs”), partially offset by a higher expense for the Company’s outstanding share options of $1.6 million (2014: $1.3 million) and lower capitalized share-based compensation of $0.4 million (2014: $1.0 million). The recovery for DSUs, RAs, and PAs recognized during the first quarter of 2015 was primarily due to the revaluation of DSUs, RAs, and PAs to a lower weighted average share trading price at March 31, 2015 than March 31, 2014.

DEPLETION, DEPRECIATION AND IMPAIRMENT

Depletion and depreciation expense (excluding impairment) for the three months ended March 31, 2015 was $48.4 million ($12.11/boe) compared to $36.4 million ($11.54/boe) recognized in the first quarter of 2014. The increase in depletion and depreciation expense between the periods was primarily a result of a higher cost base impacted by net facility and equipping capital expenditures, which excludes $79.2 million of facilities under construction and related pipelines, and increased future development costs and higher production in the 2015 period.

For the three months ended March 31, 2015, Bellatrix has included a total of $1.19 billion (2014: $1.07 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $83.3 million (2014: $69.9 million) for estimated salvage.

Depletion and Depreciation

	Three months ended March 31,
($000s, except where noted)	2015	2014
Depletion and Depreciation	48,382	36,405
Per unit ($/boe)	12.11	11.54

Impairment

As at March 31, 2015, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

17

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three months ended March 31, 2015, the Company recognized a deferred income tax recovery of $3.8 million, compared to an expense of $8.6 million during the first three months of 2014. The deferred income tax recovery recognized in the first quarter of 2015 compared to the deferred income tax expense recognized in the first quarter of 2014 was attributable to a net loss recognized in the 2015 period compared to a net profit after adjusting for non-deductible tax items realized during the first quarter of 2014.

At March 31, 2015, the Company had a total deferred tax liability balance of $77.8 million.

At March 31, 2015, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income as follows:

($000s)	Rate %	March 31, 2015	March 31, 2014
Intangible resource pools:
Canadian exploration expenses	100	117,300	99,800
Canadian development expenses	30	793,000	787,500
Canadian oil and gas property expenses	10	194,900	74,500
Foreign resource expenses	10	700	800
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 55	409,800	218,300
Non-capital losses (expire through 2030)	100	162,300	94,500
Financing costs	20 S.L.	9,300	9,900
		1,703,400	1,301,400

(1) Approximately $384.9 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS AND NET PROFIT (LOSS)

As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended March 31,
($000s)	2015	2014
Cash flow from operating activities	22,553	84,300
Decommissioning costs incurred	703	64
Change in non-cash working capital	1,602	(6,722)
Funds flow from operations	24,858	77,642

Bellatrix’s cash flow from operating activities for the three months ended March 31, 2015 decreased by 73% to $22.6 million ($0.12 per basic and diluted share) from $84.3 million ($0.49 per basic share and $0.48 per diluted share) generated during the first quarter of 2014. Bellatrix generated funds flow from operations of $24.9 million ($0.13 per basic and diluted share) in the three months ended March 31, 2015, a decrease of 68% from $77.6 million ($0.45 per basic share and $0.45 per diluted share) generated in the first three months of 2014. The decrease in funds flow from operations between the first quarters of 2014 and 2015 was principally due to reduced realized crude oil, condensate, NGL, and natural gas prices and increased general and administrative and finance expenses, partially offset by a 27% increase in sales volumes between the periods and a net realized gain on commodity contracts in the first quarter of 2015 compared to a net realized loss in the first quarter of 2014 and lower royalty and transportation expenses.

18

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

For the three months ended March 31, 2015, Bellatrix recognized a net loss of $12.7 million ($0.07 per basic and diluted share), compared to a net profit of $25.2 million ($0.15 per basic share and $0.14 per diluted share) in the same period in 2014. The net loss recorded in the first quarter of 2015 compared to the net profit recognized in the first quarter of 2014 was primarily the result of lower funds from operating activities as noted above, increased depletion and depreciation expense, and a lower gain on dispositions in the first quarter of 2015 compared to the first quarter of 2014 due to decreased drilling activity with joint venture capital. These negative impacts were partially offset by a lower stock-based compensation expense recognized in the first quarter of 2015.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

	Three months ended March 31,
($000s, except per share amounts)	2015	2014
Funds flow from operations	24,858	77,642
Basic ($/share)	0.13	0.45
Diluted ($/share)	0.13	0.45
Cash flow from operating activities	22,553	84,300
Basic ($/share)	0.12	0.49
Diluted ($/share)	0.12	0.48
Net profit (loss)	(12,688)	25,167
Basic ($/share)	(0.07)	0.15
Diluted ($/share)	(0.07)	0.14

CAPITAL EXPENDITURES

Bellatrix invested $81.3 million in exploration and development capital projects, excluding property acquisitions and dispositions during the three months ended March 31, 2015, compared to $152.7 million in the first quarter of 2014. Included in first quarter of 2015 facilities and equipment spending was approximately $5.7 million of capital spent on an outlet condensate pipeline which will connect the Bellatrix Alder Flats Plant with third party fractionation facilities. The Company has entered into an arrangement to transfer ownership of the constructed pipeline once commissioned, to a third party at project cost, subject to normal terms and conditions agreeable to both parties estimated to occur during the second quarter of 2015. Exploration and development capital spending during the quarter, net of this transaction, was approximately $75.6 million.

19

Capital Expenditures

	Three months ended March 31,
($000s)	2015	2014
Lease acquisitions and retention	2,356	2,473
Geological and geophysical	603	745
Drilling and completion costs	23,701	100,380
Facilities and equipment	54,684	49,088
Capital – exploration and development (1)	81,344	152,686
Capital – corporate assets (2)	1,154	2,956
Property acquisitions	701	260
Total capital expenditures – cash	83,199	155,902
Property dispositions – cash	(20)	(39)
Total net capital expenditures – cash	83,179	155,863
Other – non-cash (3)	7,475	4,990
Total non-cash	7,475	4,990
Total capital expenditures – net (4)	90,654	160,853

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

During the first quarter of 2015, Bellatrix continued the construction of the Bellatrix Alder Flats Plant. The Bellatrix Alder Flats Plant will be developed in two phases with a total sales gas capacity of 220 mmcf/d. Phase I of the Bellatrix Alder Flats Plant remains on budget and on schedule for a July 2015 start-up, with $79.2 million total (including partners’ share and excluding related pipelines) spent to date.

Bellatrix’s $83.2 million capital program for the three months ended March 31, 2015 was financed from a combination of funds flow from operations and bank debt.

Based on the current economic conditions and Bellatrix’s operating forecast for 2015, the Company has budgeted net capital program to not exceed $200 million funded from the Company’s cash flows and to the extent necessary, bank indebtedness. The 2015 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Spirit River formations and completion of Phase I of the Bellatrix Alder Flats Plant.

Dispositions

In the three months ended March 31, 2015, a total net gain on dispositions of $6.1 million (2014: $19.1 million) was recognized relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed and tied-in during the first three months of 2015. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

Under the Troika Joint Venture, Troika contributes 50% of the total capital costs required for each well and in return earns 35% of Bellatrix’s WI in each well drilled in the well program until payout.

DECOMMISSIONING LIABILITIES

At March 31, 2015, Bellatrix recorded decommissioning liabilities of $96.0 million compared to $88.6 million at December 31, 2014, for future abandonment and reclamation of the Company’s properties. During the three months ended March 31, 2015, decommissioning liabilities increased by a net $7.4 million as a result of $0.2 million incurred in relation to development activities, $6.8 million resulting from changes in estimates, and $0.4 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values. The $6.8 million increase as a result of changes in estimates was primarily due to reduced market interest rates which resulted in decreases to discount rates applied to the valuation of liabilities between December 31, 2014 and March 31, 2015.

20

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company’s existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Bellatrix’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix’s credit facility, as necessary.

Even though the Company experienced continual operational success in 2014, volatility in oil and gas prices has resulted in a challenging environment for the energy sector. In response to this volatility and to preserve liquidity and capital resources, Bellatrix announced a reduction to its 2015 net capital budget to not exceed $200 million on January 29, 2015. This represents a 71% reduction from actual 2014 capital spending. Bellatrix has the ability to fund its 2015 capital program to not exceed $200 million by utilizing cash flow and to the extent necessary, bank indebtedness. Bellatrix anticipates annual 2015 production growth of approximately 14% relative to estimated 2014 average production despite this reduced capital spending program. Bellatrix continues to focus on management of all aspects of capital, operating and general and administrative cost structures and commitment to ongoing risk management efforts to protect future cash flows and capital programs.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with its credit facility financial covenants. Bellatrix was fully compliant with all of its credit facility financial covenants as at March 31, 2015.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

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A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $16.4 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

As at March 31, 2015, the Company has the ability to offer to sell up to an additional $577.4 million on the $750 million Shelf Prospectus.

Total net debt levels of $696.4 million at March 31, 2015 increased by $58.7 million from $637.7 million at December 31, 2014. The increase to total net debt was primarily due to capital expenditures for the three months ended March 31, 2015 made as the Company executed its $83.2 million first quarter 2015 capital program. Total net debt levels at March 31, 2015 include the net balance of an adjusted working capital deficiency of $73.8 million, which incorporated $56.6 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Company’s joint venture obligations with TCA and Grafton, and under the Daewoo and Devonian Partnership. Total net debt excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

Funds flow from operations provided 30% of the funding requirements for Bellatrix’s net capital expenditures for the three months ended March 31, 2015.

As of March 31, 2015, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $75 million operating facility provided by a Canadian bank and a $650 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 3.75% (expanded to 4.75% in connection with recent amendments described below), depending on the type of borrowing and the Company’s senior debt to EBITDA ratio. A standby fee is charged of between 0.405% and 0.84375% (expanded to 1.06875% in connection with recent amendments described below) on the undrawn portion of the credit facilities, depending on the Company’s senior debt to EBITDA ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on May 30, 2017, unless extended for a further period of up to 3 years. Should the facility not be extended, the outstanding balance is due upon maturity. The borrowing base will be subject to re-determination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before May 31, 2015.

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The Company’s credit facilities contain market standard terms and conditions, and include, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value (discounted at 10%) attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes, and the term of any hedging contract cannot exceed 3 years for commodity swaps, interest rate or exchange rate swaps. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the credit facilities or exceed a term of 3 years. The aggregate amount hedged under all exchange rate swaps cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s US dollar revenue over the previous 3 months or exceed a term of 3 years.

Bellatrix’s credit facilities are subject to a number of covenants, all of which were met as at March 31, 2015. Bellatrix calculates its financial covenants quarterly. The calculation for each financial covenant is based on specific definitions, are not in accordance with IFRS and cannot be readily replicated by referring to Bellatrix’s condensed consolidated financial statements. As at March 31, 2015, the major financial covenants are:

Position at March 31, 2015
Total Debt(1) must not exceed 4.0 times EBITDA(2) for the last four fiscal quarters	2.79	x
Senior Debt(3) must not exceed 3.5 times EBITDA for the last four fiscal quarters	2.79	x
EBITDA must not be less than 3.5 times interest expense for the last four fiscal quarters	10.96	x

(1) “Total Debt” is defined as the sum of the bank loan, the principal amount of long-term debt and certain other liabilities defined in the agreement governing the credit facilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis.

(3) “Senior Debt” is defined as Total Debt, excluding any unsecured or subordinated debt. Bellatrix currently does not have any subordinated or unsecured debt.

In the absence of a material acquisition, Total Debt to EBITDA and Senior Debt to EBITDA covenants must not exceed 3.5 and 3.0 times EBITDA, respectively. In the event of a material acquisition, the Total Debt to EBITDA and Senior Debt to EBITDA covenants are relaxed for two fiscal quarters after the close of the acquisition. Due to material acquisitions in the quarter ended December 31, 2014, the Total Debt to EBITDA and Senior Debt to EBITDA covenants were temporarily increased until June 30, 2015 to not exceed 4.0 and 3.5 times, respectively.

Effective March 11, 2015, the Company’s banking syndicate agreed to amendments to certain of the financial covenants in response to the recent decline in commodity prices. The Total Debt to EBITDA and Senior Debt to EBITDA financial covenants have been revised such that they each must not exceed:

•	4.75 times for the fiscal quarters ending September 30, 2015, December 31, 2015, March 31, 2016 and June 30, 2016; and

•	4.0 times for the fiscal quarters ending September 30, 2016, December 31, 2016 and March 31, 2017.

During the periods in which these revised financial covenants are in place, the additional automatic relaxation of the debt to EBITDA financial covenants following a material acquisition will not apply. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA covenant will return to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition) and the maximum Total Debt to EBITDA covenant will return to 3.5 times (4.0 times for the two fiscal quarters immediately following a material acquisition).

The minimum EBITDA to interest expense ratio of 3.5 times remains unchanged.

As a corollary to these revised financial covenants, the applicable margin rate will range from 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio and the standby fee will range from 0.405% to 1.06875% on the undrawn portion of the credit facilities, depending on the Company’s Senior Debt to EBITDA ratio.

Failing a financial covenant may result in cancellation of the credit facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. Including $0.7 million of outstanding letters of credit that reduce the amount otherwise available to be drawn on the syndicated facility, as at March 31, 2015, approximately $101.6 million or 14% of unused and available bank credit under its credit facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements.

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Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the “Commitments” section.

As at May 4, 2015, Bellatrix had outstanding a total of 9,650,503 options exercisable at an average exercise price of $6.54 per share and 191,957,243 common shares.

COMMITMENTS

As at March 31, 2015, Bellatrix committed to drill 8 gross (3.8 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $14.3 million.

In addition, Bellatrix entered into a joint operating agreement during the 2011 year which includes a minimum commitment for the Company to drill a specified number of wells each year over the term of the agreement. The details of the agreement are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011
Commitment Term	2011 to 2015
Minimum wells per year (gross and net)	3
Minimum total wells (gross and net)	15
Estimated total cost ($millions)	$56.3
Remaining wells to drill at March 31, 2015	3
Remaining estimated total cost ($millions)	$11.3

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

During September 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

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Agreement	Grafton (2)	Daewoo and Devonian	Troika (3)
Commitment Term	2013 to 2016	2013 to 2016	2013 to 2015
Minimum total wells (gross) (1)	85	70	63
Minimum total wells (net) (1)	16.9	30.4	31.5
Estimated total cost ($millions) (gross) (1)	$305.0	$200.0	$240.0
Estimated total cost ($millions) (net) (1)	$55.0	$100.0	$120.0
Remaining wells to drill at March 31, 2015 (gross) (1)	37	22	6
Remaining wells to drill at March 31, 2015 (net) (1)	7.5	11	3
Remaining estimated total cost ($millions) (gross) (1)	$152.1	$88.9	$24.6
Remaining estimated total cost ($millions) (net) (1)	$30.5	$44.4	$12.3

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) The commitment term of the Troika Joint Venture has been extended to 2015 for the wells remaining to be drilled.

The Company had the following liabilities as at March 31, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$158,931	$158,931	$-	$-	$-
Advances from joint venture partners	56,605	56,605	-	-	-
Long-term debt – principal (2)	622,648	-	622,648	-	-
Decommissioning liabilities (3)	96,028	-	735	3,772	91,521
Finance lease obligation	11,262	1,591	3,074	1,464	5,133
Deferred lease inducements	2,982	340	680	680	1,282
Total	$948,456	$217,467	$627,137	$5,916	$97,936

(1) Includes $0.8 million of accrued interest payable in relation to the credit facilities is included in accounts payable and accrued liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the bank credit facility is calculated based upon floating rates.

(3) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2018 and 2065).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2015.

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BUSINESS PROSPECTS AND OUTLOOK

Bellatrix remains committed to successfully navigating the current pricing environment while sustaining long term value for its shareholders. Bellatrix’s low cost structure and high quality asset base provide considerable benefits during challenging periods within the commodity price cycle.

First quarter 2015 activity was focused on three principal initiatives. Firstly, the Company efficaciously executed on several critical path items on construction of Phase 1 of the Bellatrix Alder Flats Plant and the plant remains firmly on schedule to meet previously disclosed guidance for start-up on or before July 1, 2015. Secondly, drilling and completion activity was directed toward high rate of return wells, including a greater focus on Bellatrix’s high impact and low finding cost Spirit River opportunities which will attract the majority of drilling and completion capital in 2015. Finally, Bellatrix remains committed to maintaining its position as a low cost finder and operator, continuing its emphatic approach to reduce costs and improve full cycle corporate profitability.

Capital spending on exploration and development activities of $81.3 million included $54.7 million on facilities and equipment, which represented the highest forecast capital spending quarter of 2015 as the Company nears completion of the Bellatrix Alder Flats Plant. Net capital spending in the second quarter is forecast at approximately $30 million. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments which it seeks to attain through a disciplined approach to capital spending, a flexible investment program, and financial stewardship. Bellatrix is actively engaged in exploring several capital funding alternatives designed to sustain or reduce year-end net debt in 2015 when compared to 2014 year-end net debt of $638 million, while maintaining delivery of the 2015 full year average production guidance of 43,000 to 44,000 boe/d, representing 14% year over year average production growth. Bellatrix will revisit its capital budget on a continuous basis, will strategically review all sources and costs of capital available to the Company including monetization of assets, and will further curtail capital spending, if necessary, in order to preserve its balance sheet until commodity prices firmly recover. In the first quarter of 2015, Bellatrix proactively obtained amendments to certain of the financial covenants governing the existing bank credit facilities thereby providing Bellatrix enhanced flexibility to successfully navigate through 2015 and optimize its capital decisions. The Company remains committed to preserving the long term strategic value of its assets through this challenging commodity price environment for the benefit of all shareholders.

2015 Guidance

2015 Forecast
Average daily production (boe/d)
Low range	43,000
High range	44,000
Average product mix
Crude oil, condensate and NGLs (%)	33
Natural gas (%)	67
Capital spending ($ millions) (1)	200
Expenses ($/boe)
Production	8.25
General and administrative (after capitalized G&A and recoveries)	1.50

(1) Capital spending is up to $200 million and includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices described in the Company’s MD&A for the year ended December 31, 2014 continue to be critical in determining Bellatrix’s unaudited financial results as of March 31, 2015. There were no changes in accounting policies during the three months ended March 31, 2015.

A summary of future accounting pronouncements is found in the Company’s MD&A for the year ended December 31, 2014. A copy of the Company’s MD&A for the year ended December 31, 2014 is available at www.sedar.com or as part of the Company’s annual report on Form 40-F for the year ended December 31, 2014, which may be found at www.sec.gov.

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LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on January 1, 2015 and ended on March 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the first quarter of 2015 and average production volumes of 44,408 boe/d during that period, as well as the same level of debt outstanding as at March 31, 2015. Diluted weighted average shares are based upon the first quarter of 2015. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(Annualized)	(Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl WTI (2)	4,300	0.02
Change of $0.10/ mcf (2)	6,100	0.03
Change of US $0.01 CDN/ US exchange rate	900	0.01
Change in prime of 1%	6,200	0.03

(1)	The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to additional GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.
(2)	Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

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SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2015, 2014, and 2013.

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31
Total revenue (1)	90,186
Funds flow from operations (1)	24,858
Funds flow from operations per share (1)
Basic	$0.13
Diluted	$0.13
Cash flow from operating activities	22,553
Cash flow from operating activities per share
Basic	$0.12
Diluted	$0.12
Net profit (loss)	(12,688)
Net profit (loss) per share
Basic	$(0.07)
Diluted	$(0.07)
Total net capital expenditures - cash	83,179

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$0.45	$0.40	$0.32	$0.32
Diluted	$0.45	$0.39	$0.31	$0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$0.49	$0.34	$0.31	$0.47
Diluted	$0.48	$0.33	$0.31	$0.47
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$0.15	$0.22	$0.23	$0.29
Diluted	$0.14	$0.21	$0.23	$0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

2013 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	65,543	74,564	68,329	83,455
Cash flow from operating activities	35,527	29,611	25,295	38,025
Cash flow from operating activities per share
Basic	$0.33	$0.27	$0.23	$0.30
Diluted	$0.30	$0.25	$0.22	$0.29
Funds flow from operations (1)	37,545	36,563	30,002	39,349
Funds flow from operations per share (1)
Basic	$0.35	$0.34	$0.28	$0.31
Diluted	$0.32	$0.31	$0.25	$0.30
Net profit	4,561	15,466	29,453	22,195
Net profit per share
Basic	$0.04	$0.14	$0.27	$0.17
Diluted	$0.04	$0.13	$0.25	$0.17
Total net capital expenditures - cash	91,614	46,699	49,452	99,199

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(1)	Refer to “Additional GAAP Measures” in respect of the terms “funds flow from operations,” “funds flow from operations per share,” “total net debt,” and to “Non-GAAP Measures” in respect of the term “total revenue.”

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the recent pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014. First quarter 2015 results are compared in detail to first quarter 2014 results throughout this MD&A.

In the fourth quarter of 2014, Bellatrix increased its borrowing base and credit facilities by $100 million to $725 million from $625 million. In the three months ended December 31, 2014, Bellatrix’s net cash capital expenditures totaled $232.6 million, compared to $99.2 million in the fourth quarter of 2013. The Company drilled and/or participated in 12 gross (7.1 net) wells in the fourth quarter of 2014, compared to 35 gross (21.4 net) wells in the comparative 2013 quarter. Sales volumes increased by 79% to 42,945 boe/d from 23,968 boe/d between the fourth quarters of 2013 and 2014. Bellatrix’s total revenue increased by 56% to $130.2 million in the fourth quarter of 2014 from $83.5 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher realized natural gas commodity prices.

During the third quarter of 2014, Bellatrix completed several asset acquisitions including a tuck-in acquisition of working interests. In the third quarter of 2014, the Company incurred $167.8 million of net cash capital expenditures, compared to $49.5 million in the third quarter of 2013, and drilled and/or participated in 35 gross (17.5 net) wells, compared to 19 gross (8.6 net) wells in the third quarter of 2013. Bellatrix realized a 73% increase in sales volumes from 21,852 boe/d in the third quarter of 2013 to 37,838 boe/d in the comparative 2014 period. Bellatrix’s total revenue increased by 101% to $137.4 million in the third quarter of 2014 from $68.3 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher natural gas prices which were partially offset by reduced crude oil and NGL commodity prices realized in the 2014 third quarter.

In the second quarter of 2014, Grafton elected to exercise an option to increase committed capital under the Grafton Joint Venture by $50 million, resulting in a total commitment of $250 million at the end of that quarter. In addition to the expansion of the Grafton Joint Venture, the Company experienced additional successes through the $172.6 million bought deal financing, the expansion of its borrowing base and credit facilities to $625 million from $500 million, and the commissioning of the Blaze Pipeline on April 1, 2014. Bellatrix’s net cash capital spending in the second quarter of 2014 totaled $134.6 million, compared to $46.7 million during the comparative 2013 period. During the second quarter of 2014, the Company drilled and/or participated in 19 gross (9.0 net) wells, compared to 5 gross (5.0 net) wells in the same quarter of 2013 and realized a 64% increase in sales volumes to 36,342 boe/d in the second quarter of 2014 from 22,102 boe/d in the second quarter of 2013. The Company realized total revenue of $152.3 million in the second quarter of 2014, an increase of 104% from $74.6 million in the comparative quarter in 2013. The increased revenue was the result of the increase in sales volumes between the second quarters of 2013 and 2014, in conjunction with higher realized natural gas, crude oil and NGL prices realized in the second quarter of 2014 compared to the second quarter of 2013.

During the first quarter of 2014, Bellatrix’s net cash capital expenditures totaled $155.6 million, compared to $91.6 million in the first quarter of 2013. The Company drilled and/or participated in 44 gross (25.6 net) wells in the first quarter of 2014, compared to 21 gross (17.1 net) wells in the comparative 2013 quarter. Sales volumes increased by 81% to 35,049 boe/d from 19,343 boe/d between the 2013 and 2014 first quarters. The Company’s total revenue increased by 150% to $163.6 million in the first quarter of 2014 from $65.5 million in the comparative quarter in 2013 as a result of the increase in sales volumes between the quarters, in conjunction with higher realized crude oil, NGL, and natural gas commodity prices.

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